July 20, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
      File No. 0-03385

Dear Mr. Jacobs:


The following is the company's response to your letter dated
July 6, 2006 regarding Form 10-K for the year ended September
30, 2005 and for Form 10-Q for the quarter ended December 31, 2005:

Form 10-K for the year ended September 30, 2005
-----------------------------------------------

Financial Statements
--------------------

Independent Accountant's Report, page 26
----------------------------------------

Comment 1. We have read your response to prior comment 1. Please note your accountants' report is not in compliance . . .


Response:

Point noted.

Note 2-Income taxes, page 35
----------------------------

Comment 2. We have read your response to prior comment 2. It appears that the under accrual of 2005 income taxes results in a material misstatement of 2005 net income far in excess of 5%.
In light of this materiality threshold . . .









Mr. Steven Jacobs
Page Two
July 20, 2006


Response:

Please be advised that we will file amended financial statements for the fiscal year ended September 30, 2005 within fifteen days
of your review of our changes.   We will correct Form 10-K by
amendment to correct the material under accrual of income taxes in the amount of $66,913. As a result, we will restate the balance sheet and statement of shareholders' equity by $66,913 for the fiscal year ended September 30, 2005. Our intention is file Item 4.02 Form 8-K within five days of your response.

 Further, please be advised that there is no effect on net income on the unaudited condensed financial statements for the three months ended December 31, 2005.






We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
















Mr. Steven Jacobs
Page Three
July 20, 2006





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:  July 20, 2006

                  Holobeam, Inc.


                                       /s/ Melvin S. Cook
                                       ------------------
                                 Melvin S. Cook
        					President and Chairman of the Board